

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

WeiQun Chen
Chief Financial Officer
Novagant Corp
Suite 2006, AIA Kowloon Tower, Landmark East
100 How Ming Street
KT, Hong Kong 999077

>   **Re: Novagant Corp**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2023**
>   **File No. 000-26675**

Dear WeiQun Chen:

   We have reviewed your September 13, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2023 letter.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2023

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 42

1.   We note your response to prior comment 2 and re-issue. With respect to your disclosure pursuant to Item 9C(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party. In this regard, we note that the "to our best knowledge" qualifier precedes the Item 9(C)(b)(5) disclosure.

   Please direct any questions to Jimmy McNamara at 202-551-7349 or Andrew Mew at 202-551-3377.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Longling Guo